UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

1.	ICL Proxy Statement

Item 1

ISRAEL CHEMICALS LTD.

NOTICE OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Extraordinary General Meeting of Shareholders (the “Meeting”) of Israel Chemicals Ltd. (the “Company”) will be held on Monday, June 29, 2015, at 10:00 a.m. (Israel time), at the offices of the Company, Millennium Tower, 23 Aranha Street, 22nd Floor, Tel Aviv, Israel, for the following purposes:

(1)	approval of an equity compensation grant to our Chief Executive Officer, Mr. Stefan Borgas; and

(2)	approval of compensation of our Executive Chairman of the Board, Mr. Nir Gilad.

Shareholders of record at the close of business on May 26, 2015 (the “Record Date”) are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States.

If your shares are held in a stock brokerage account or by a bank or other holder of record (other than through a member of the Tel Aviv Stock Exchange (“TASE”)), you are considered the beneficial owner of shares held in “street name.” The street name holder will provide you with instructions that you must follow in order to have your shares voted.

If your shares are held through a member of the TASE, you should deliver or mail (via registered mail) your completed Hebrew written ballot (in the form filed by the Company via MAGNA, the online platform of the Israel Securities Authority) to the offices of the Company at the address set forth above, Attention: Lisa Haimovitz, Vice President, Global General Counsel and Corporate Secretary, together with a proof of ownership (ishur baalut), as of the Record Date, issued by that member of the TASE.

By Order of the Board of Directors,

Lisa Haimovitz

Vice President, Global General Counsel and Corporate Secretary

Dated: May 25, 2015

ISRAEL CHEMICALS LTD.

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 1.00 per share (the “Ordinary Shares”), of Israel Chemicals Ltd. (the “Company”) in connection with the solicitation by the Board of Directors of the Company (the “Board of Directors”), of proxies for use at an Extraordinary General Meeting of Shareholders (the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of an Extraordinary General Meeting of Shareholders. The Meeting will be held on Monday, June 29, 2015, at 10:00 a.m. (Israel time), at the offices of the Company, Millennium Tower, 23 Aranha Street, 22nd Floor, Tel Aviv, Israel.

The agenda of the Meeting will be as follows:

(1)	approval of an equity compensation grant to our Chief Executive Officer, Mr. Stefan Borgas; and

(2)	approval of compensation of our Executive Chairman of the Board, Mr. Nir Gilad.

The Company currently is not aware of any other matters that will come before the Meeting. Any shareholder of the Company who intends to present a proposal at the Extraordinary General Meeting of Shareholders must satisfy the requirements of the Israeli Companies Law, 5759-1999 (the “Companies Law”). Under the Companies Law, shareholders who severally or jointly hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board of Directors include a proposal in a shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our Corporate Secretary at the following address: Millennium Tower, 23 Aranha Street, P.O. Box 20245, Tel Aviv, 61202 Israel, Attn.: Corporate Secretary. For a shareholder proposal to be considered for inclusion in the Meeting, our Corporate Secretary must receive the written proposal no later than June 1, 2015.

A form of proxy for use at the Meeting is enclosed. Unless otherwise indicated on the form of proxy, Ordinary Shares represented by any proxy in the enclosed form will be voted in favor of all the matters to be presented at the Meeting, as described above. To be valid, a proxy must be properly executed and received by the Company not less than 72 hours prior to the time scheduled for the Meeting, unless a shorter period is determined by the chairman of the Meeting.

If a shareholder’s shares are held through a member of the Tel Aviv Stock Exchange (“TASE”), such shareholder should deliver or mail (via registered mail) his, her or its completed Hebrew written ballot (in the form filed by the Company via MAGNA, the online platform of the Israel Securities Authority (the “ISA”)) to the offices of the Company not less than 72 hours prior to the time schedule for the Meeting, unless a shorter period is determined by the chairman of the Meeting, at the address set forth above, Attention: Lisa Haimovitz, Vice President, Global General Counsel and Corporate Secretary, together with a proof of ownership (ishur baalut), as of the Record Date, issued by that member of the TASE.

Shareholders may revoke the authority granted by their execution of proxies by delivering to the Company a written notice of revocation or duly executed proxy bearing a later date, provided such revocation notice or later-dated proxy is received at least 48 hours before the Meeting, or by voting in person at the Meeting. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining whether a quorum is present.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on May 26, 2015 (the “Record Date”) will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about June 1, 2015 and will be solicited mainly by mail. However, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, e-mail or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

On May 25, 2015, 1,271,515,311Ordinary Shares were outstanding. Subject to the voting restrictions described below, each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding in the aggregate more than 50% of the outstanding voting power in the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting. If within half an hour from the time scheduled for the Meeting, a quorum is not present, the Meeting shall be adjourned to the same day in the next week, at the same time and place. If a quorum is not present within half an hour from the time scheduled for the adjourned meeting, then two shareholders with voting rights, who hold at least one-third of the Company’s issued share capital, who are present, in person or by proxy, shall be a quorum and be permitted to discuss and decide on the issues for which the Meeting was convened.

Joint holders of shares should take note that, pursuant to Article 75 of the Articles of Association of the Company, the vote of the most senior of such joint holders who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose, seniority will be determined by the order in which the names stand in the Company’s Shareholders Register.

PRINCIPAL ORDINARY SHAREHOLDERS

The following table presents as of May 25, 2015 (unless otherwise noted below) the beneficial ownership of our Ordinary Shares by each person who is known by us to be the beneficial owner of 5% or more of our outstanding Ordinary Shares. The data presented is based on information provided to us by the holders or disclosed in public regulatory filings.

	Ordinary Shares Beneficially Owned(1)
Shareholder	Number	Perentage
Israel Corporation Ltd.(2)	587,055,812	46.17%
PotashCorp Agricultural Cooperative Society Ltd.(3)	176,088,630	13.85%

(1)	The percentages shown are based on 1,271,515,311 Ordinary Shares issued and outstanding as of May 25, 2015 (after excluding shares held by us or our subsidiaries).

(2)	Our controlling shareholder is Israel Corporation Ltd. (“Israel Corporation”), a public company listed for trading on the TASE. Based on the information we received from Israel Corporation, Millennium Investments Elad Ltd. (“Millennium”) and Mr. Idan Ofer are considered as controlling shareholders jointly of Israel Corporation, for purposes of the Israeli Securities Law (both Millennium and Mr. Ofer hold shares in Israel Corporation directly, and Idan Ofer serves as a director of Millennium and has an indirect interest in it as a beneficiary of a trust that has indirect control of Millennium). Millennium holds approximately 46.94% of the share capital in Israel Corporation. To the best of our knowledge, as of March 20 2015, Millennium is held by Mashat Investments Ltd. (“Mashat”), and by XT Investments Ltd. (“XT Investments”), with 80% and 20% holdings, respectively. Mashat is a private company, wholly owned by a Dutch company Ansonia Holdings B.V. (“Ansonia”). Ansonia is a wholly-owned subsidiary of Jelany Corporation N.V. (registered in Curaçao), which is a wholly owned subsidiary of the Liberian company Court Investments Ltd. (“Court”). Court is wholly owned by a foreign discretionary trust of which Mr. Idan Ofer is a beneficiary. XT Investments, which directly holds approximately 1.24% of the share capital in Israel Corporation, is a shareholder in Millennium, as stated. Also, to the best of our knowledge, as of March 20 2015, XT Investments is a private company, wholly owned by XT Holdings Ltd. (“XT Holdings”), a private company whose ordinary shares are held in equal shares by Orona Investments Ltd. (which is indirectly controlled by Mr. Ehud Angel) and by Lynav Holdings Ltd., a company that is controlled by a foreign discretionary trust of which Mr. Idan Ofer is a prime beneficiary. Among other things, Mr. Ehud Angel holds a special share that gives him, inter alia, under certain limitations and for certain issues, an additional vote on the Board of Directors of XT Holdings. In addition, Kirby Enterprises Inc., which is indirectly held by a foreign discretionary trust that holds Mashat in which, as stated, Mr. Idan Ofer is the beneficiary, holds approximately 0.74% of the share capital of Israel Corporation. Furthermore, Mr. Idan Ofer holds directly approximately 3.85% of the share capital of Israel Corporation.

On September 24, 2014, we listed our ordinary shares on the NYSE in connection with the initial public offering of our shares.  The offering, including the subsequent option exercise, included 42,222,942 of our Ordinary Shares sold by Israel Corporation and 23,951,015 of our Ordinary Shares sold by certain forward counterparties. Immediately following the offering, Israel Corporation had voting rights with respect to approximately 46.18% of our outstanding Ordinary Shares (after excluding shares held by us or our subsidiaries). Even though Israel Corporation has less than 50% of our Ordinary Shares, it still has a major impact on the General Meeting of Shareholders and will de facto have the power to appoint directors and have a strong influence upon the composition of our Board of Directors.

As of March 20, 2015, 353 million Ordinary Shares have been pledged by Israel Corporation to secure certain liabilities, almost entirely comprised of margin loans with an aggregate outstanding principal amount of $1,035 million.

(3)	PotashCorp Agricultural Cooperative Society Ltd. is an Israeli subsidiary of Potash Corporation of Saskatchewan Inc., a Canadian corporation whose shares are listed for trading on the Toronto Stock Exchange and the NYSE.

PROPOSALS

Item 1 – Approval of an Equity Compensation Grant to our Chief Executive Officer, Mr. Stefan Borgas

It is proposed to approve an issuance to our Chief Executive Officer, Mr. Stefan Borgas, for no consideration, of a one-time annual grant of non-marketable options exercisable into 530,356 Ordinary Shares (the “Options”) and 89,574 restricted Ordinary Shares (the “Restricted Shares”). Subject to shareholder approval and certain regulatory approvals and/or filings, the grant will be made as soon as practicable after the Meeting. On May 10, 2015, our Compensation Committee and, on May 12, 2015, our Board of Directors approved the equity compensation grant described in this Item 1, which terms are in compliance with the terms and conditions set forth in the Company’s Compensation Policy for Office Holders (the “Compensation Policy”), subject to shareholder approval of this Item 1. The grant to Mr. Borgas is part of ICL group’s equity grant to 550 of its senior managers and employees (the “May 2015 Grant”).

The Ordinary Shares that will be issuable upon exercise of the Options to be issued to Mr. Borgas, as of the date of this Proxy Statement, constitute approximately 0.04% of the issued and outstanding share capital of the Company and approximately 0.04% of the voting rights (approximately 0.04% of the issued and outstanding share capital of the Company and approximately 0.04% of the voting rights, on a fully diluted basis).1 The Restricted Shares to be issued to Mr. Borgas constitute approximately 0.007% of the issued and outstanding share capital of the Company and approximately 0.007% of the voting rights (approximately 0.007% of the issued and outstanding share capital of the Company and approximately 0.007% of the voting rights, on a fully diluted basis). The economic value of the grant as of the date of the approval of the Board of Directors was $1,249,351, of which one-half is attributable to the Options (calculated based on the financial opinion of external consultants on the basis of a binomial model) and one-half to the Restricted Shares. According to our Compensation Policy, the maximum value of an annual equity grant to the CEO is 200% of base salary, which in this case would be $2,530,320.

The Options and the Restricted Shares are governed by our Equity Compensation Plan (2014) (the “Plan”), subject to vesting in three equal annual tranches, with one-third of the number of Options and Restricted Shares vesting at the end of 12 months from date of grant, one-third at the end of 24 months from the date of grant, and one-third at the end of 36 months from the date of grant. The first two-thirds of the number of Options that vest will be exercisable until the end of 36 months from date of grant, and the final one-third of the number of Options that vest will be exercisable until the end of 48 months from date of grant, all subject to the vesting schedule set forth above. The Options and the Restricted Shares will be issued pursuant to the capital gains route under Section 102 of the Israeli Income Tax Ordinance [New Version], 1961, which among other things, conditions the applicable tax benefits upon the Options (or Ordinary Shares issued upon exercise thereof) and the Restricted Shares being held by a trustee for two years after the date of grant.

Vesting of the Options and Restricted Shares would fully accelerate if the holder thereof is no longer employed by the Company and such termination of the employment relationship is (i) within 180 days following a change of control of the Company (not including if such termination was due to dismissal under circumstances which, in the Company’s opinion, confers on the Company the right, under law, to dismiss the holder without severance pay, including the carrying out of criminal offenses and breach of fiduciary duties (“Cause”)), (ii) the result of such holder’s death, disability or is in accordance with an early retirement plan, or (iii) in the event such holder’s age plus his years’ of service to the Company equal 75 or more (not in the event of termination for Cause). Subject to the provisions of the Plan, in the event of termination of employment for any reason not described above, the holder shall be entitled to exercise only the vested portion of its Options and Restricted Shares. The remainder of the Options and Restricted Shares shall expire upon termination of employment.

[1]	The number of Ordinary Shares actually issued upon the exercise of Options may be lower if the Company decides to exercise its right, upon the exercise of Options, to issue or transfer Ordinary Shares to Mr. Borgas only at the value of the benefit.

Until vested, the Restricted Shares will not be transferable and will be held by the trustee. Any dividends or other distribution paid in respect of unvested Restricted Shares will be held in trust by the trustee until such shares have vested. The voting rights in respect of unvested Restricted Shares will be exercised by the trustee.

The exercise price of the Options is NIS 27.76 (which, for convenience purposes only, is approximately equal to $7.19 based on the exchange rate between the NIS and the U.S. dollar, as published by the Bank of Israel on May 12, 2015), which is equal to the 30-day average closing price per share of the Ordinary Shares on the TASE during the 30 trading days preceding the approval of our Board of Directors, subject to adjustment in accordance with the Israeli Consumer Price Index. In accordance with the Plan, the Board of Directors has determined that the holder of the Restricted Shares will not pay the par value of the Restricted Shares upon the granting thereof and that the Company will capitalize a portion of its profits into share capital in an amount equal to the par value, all in accordance with Section 304 of the Companies Law.

The Company will be entitled, in its sole discretion, to issue a smaller number of shares upon the exercise of the Options, in lieu of payment of the exercise price, pursuant to a customary “net exercise” exercise formula.

The terms of the Options will be subject to adjustment for capitalization events, rights offerings and cash dividends. The Options and the Restricted Shares will be subject to the conditions of the 2014 Plan, which is described in more detail in the Outline of an Offer of Securities to Employees, filed by the Company on August 20, 2014 via MAGNA, an English translation of which is available on our website at www.icl-group.com under “Investors—Reports—Immediate Reports” (the “Outline”), and as updated by the description set forth in this Proxy Statement. In the event of a contradiction between the terms set forth in the Outline and the terms set forth in this Proxy Statement, the terms set forth in this Proxy Statement shall prevail. The Company plans to file a Registration Statement on Form S-8 to register the Ordinary Shares underlying the Options and Restricted Shares to be granted in the May 2015 Grant, including the grant to Mr. Borgas.

Required Approval

Pursuant to the Companies Law, the approval of this resolution requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution are voted in favor thereof or (ii) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution who voted against it does not exceed two percent of the outstanding voting power in the Company. According to the Companies Law, even if the shareholders do not approve this compensation matter, the Compensation Committee and the Board of Directors may thereafter approve it, provided that they have determined based on detailed reasoning and a re-evaluation of the matter, that the proposed compensation is in the best interests of the Company despite the opposition of the shareholders.

The Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has such a personal interest. Otherwise, the shareholder is not eligible to vote on this proposal. According to the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of the shareholder and any members of the shareholder’s family, family members of the shareholder’s spouse, or a spouse of any of the foregoing, or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares. Shareholders who will not attend the Meeting in person should follow the instructions on the form of proxy card or form of written ballot, as applicable, to indicate whether or not they have a personal interest in this matter.

Israel Corporation is the Company’s controlling shareholder. Since it is highly unlikely that any of the Company’s public shareholders is a controlling shareholder of the Company or has a personal interest in this matter, and to avoid confusion, the enclosed form of proxy includes a certification that you are not a controlling shareholder and do not have a personal interest in this matter. If you are unable to make this certification, please contact the Company's Global General Counsel for guidance on how to vote at +972-3-684-4440 or, if you hold your shares in “street name”, please instruct the representative managing your account to contact us on your behalf. Shareholders who hold their shares through banks, brokers or other nominees that are members of the TASE should indicate whether or not they have a personal interest on the form of written ballot that we will file via MAGNA.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, the equity compensation grant to our Chief Executive Officer, Mr. Stefan Borgas, as described in the Proxy Statement, be, and the same hereby is, approved.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Item 2 – Approval of Compensation of our Executive Chairman of the Board, Mr. Nir Gilad

At the Meeting, you will be asked to approve the compensation of Mr. Nir Gilad, who has served as our Chairman of the Board since January 2008. Until January 7, 2015, Mr. Gilad served as the President and Chief Executive Officer of Israel Corporation and actively provided services to the Company by way of the Management Agreement between Israel Corporation and the Company. Since January 7, 2015, Mr. Gilad has continued to provide services to the Company pursuant to the amended Management Agreement, as approved by our shareholders at our Extraordinary General Meeting of Shareholders held on February 26 2015 (the “Amended Management Agreement”). Pursuant to the terms of the Amended Management Agreement, if the new compensation terms of Mr. Gilad, as more fully described below, is approved, then commencing from the date of the Meeting, the annual management fees to be paid by the Company to Israel Corporation will be reduced by $2,500,000. On May 12, 2015, Mr. Gilad was appointed as our Executive Chairman of the Board, a role which requires the devotion of 80% of his business hours. He continues to serve as Chairman of the Boards of Directors of H.L. Management and Consulting (1986) Ltd., IC Green Energy Ltd. and OPC Rotem Ltd., which are affiliates of Israel Corporation.

Under the Companies Law, the compensation of directors must comply with the company's compensation policy and requires the approval of the compensation committee, board of directors and shareholders, in that order. On May 10, 2015, our Compensation Committee and, on May 12, 2015, our Board of Directors approved the below compensation terms, which are in compliance with the terms and conditions set forth in the Compensation Policy, subject to shareholder approval of this Item 2.

Role of Executive Chairman

Our Board of Directors has delineated a clear separation between the roles of our Executive Chairman and of our CEO. In general, their respective responsibilities operate at two different levels:

•	Leading the Board of Directors and interacting with management by the Executive Chairman; and

•	Managing the business by the CEO.

The key responsibilities of each role are presented below:

Nir Gilad – Executive Chairman

Leads the Board of Directors and ensures its effectiveness in:

•	Seeing that the Company is managed in a way that serves the shareholders' interest in successfully operating the business;

•	Assuming responsibility for corporate vision and high-level strategy, which includes approving strategic directions proposed by management and reviewing progress annually;

•	Providing the functions required for guidance and oversight; and

•	Serving as sounding board in decision-making process regarding major decisions and execution.

Stefan Borgas – CEO

•	Leads the organization and drives long-term results;

•	Holds responsibility for formulating and implementing the corporate strategy;

•	Manages the Company's operations and initiatives and integrates sub-units' efforts; and

•	Makes day-to-day operational decisions in line with scope approved by the Board of Directors.

Proposed Compensation Terms

Annual Base Salary. According to our Compensation Policy, the maximum annual base salary of the Executive Chairman is $1,000,0002. It is proposed that Mr. Gilad will be paid an annual base salary of $800,000, payable in equal monthly installments. .

Target Bonus. It is proposed that Mr. Gilad will be entitled to an annual cash bonus based on the Company's financial performance in the applicable year, as reflected in the applicable annual audited consolidated financial statements of the Company. His annual bonus will be governed by our Compensation Policy. Accordingly, in each year, the financial measurements will consist of: (i) net profit equal to the average net profit for the preceding three years (50%) and (ii) operating profit equal to the average operating profit for the preceding three years (50%). The bonus payout will include a minimum threshold performance level, a target performance level and a maximum performance level, with a linear gradient between the relevant performance levels. Each financial measurement will carry equal weight in determining the bonus payout.

According to our Compensation Policy, the maximum "Target Bonus" of the Executive Chairman is $1,000,000 per year. It is proposed that Mr. Gilad’s Target Bonus in respect of 2015 will be $720,0003. For each subsequent year, his Target Bonus will be calculated, in general, according to the average bonus paid to him in the preceding three calendar years or, until he has served as Executive Chairman for a period of three years, according to the average bonus paid to him in the preceding one or two years, as applicable (in each case, prior to any deferral of bonus as described in our Compensation Policy). The Target Bonus for each year reflects the payout amount for 100% performance level (i.e., achieving 100% of the financial measurements) in a given year.

[2]	$1,000,000 is the maximum annual base salary for an Executive Chairman that devotes 100% of his time to the Company. Since Mr. Gilad will devote 80% of his time to the Company, his maximum annual base salary is $800,000.
[3]	$1,000,000 is the maximum “Target Bonus”for an Executive Chairman that devotes 100% of his time to the Company. Since Mr. Gilad will devote 80% of his time to the Company, his maximum Target Bonus is $800,000.

With respect to financial measurements in the annual bonus plan, our Compensation Policy includes a minimum threshold of 60% (under which no bonus will be paid) and a maximum threshold which will not exceed the lower of (a) 150% of the Target Bonus for such year (i.e., $1,080,000 in respect of 2015) or (b) 300% of the annual base salary for such year (i.e., $2,400,000 in respect of 2015) (above which the bonus will no longer be increased and will be set at the maximum bonus payout). Payout between threshold and maximum will be determined by applying a linear calculation.

Other terms and conditions of Mr. Gilad's bonus plan are subject to our Compensation Policy, including without limitation, the discretion of the Board of Directors to reduce the amount of the bonus, the conversion of a portion of the cash bonus into equity of the Company (including a matching grant) and “claw-back” provisions in the event of a restatement of the Company's financial statements.

Equity Grant. It is proposed that Mr. Gilad will receive a one-time equity grant of Options exercisable into 404,220 Ordinary Shares and 68,270 Restricted Shares. The remaining terms of the Options and the Restricted Shares shall be identical to the terms described above in Item 1 with respect to the equity grant to our Chief Executive Officer, Mr. Stefan Borgas. Subject to shareholder approval and certain regulatory approvals and/or filings, the grant will be made as soon as practicable after the Meeting.

The Ordinary Shares that will be issuable upon exercise of the Options to be issued to Mr. Gilad, as of the date of this Proxy Statement, constitute approximately 0.03% of the issued and outstanding share capital of the Company and approximately 0.03% of the voting rights (approximately 0.03% of the issued and outstanding share capital of the Company and approximately 0.03% of the voting rights, on a fully diluted basis).4 The Restricted Shares to be issued to Mr. Gilad constitute approximately 0.005% of the issued and outstanding share capital of the Company and approximately 0.005% of the voting rights (approximately 0.005% of the issued and outstanding share capital of the Company and approximately 0.005% of the voting rights, on a fully diluted basis). The economic value of the grant as of the date of the approval of the Board of Directors was $952,214, of which one-half is attributable to the Options (calculated based on the financial opinion of external consultants on the basis of a binomial model) and one-half to the Restricted Shares. According to our Compensation Policy, the maximum value of an annual equity grant to the Executive Chairman is 180% of base salary, which in this case would be $1,440,000.

Notice Period. Mr. Gilad will be entitled to advance notice of termination of 12 months. Mr. Gilad will be required to give the Company advance notice of 6 months prior to resigning (such 12-month or 6-month period, the “Advance Notice Period”). During the Advance Notice Period, Mr. Gilad may be required to continue to work for the Company. During the Advance Notice Period, employer-employee relations would continue to apply and thus Mr. Gilad would be entitled to all of his compensation terms, including annual bonus.

Severance. Upon termination, Mr. Gilad will be entitled to a severance payment equal to two times his last monthly salary multiplied by the number of years that he served as our Executive Chairman.

Other Benefits. Mr. Gilad will be entitled to all other cash and non-cash benefits payable to senior executives of the Company pursuant to our policies in effect from time to time, including but not limited to, pension, study fund, disability insurance, welfare basket, holiday gifts, 22 vacation days, cell phone and company car.

[4]	The number of Ordinary Shares actually issued upon the exercise of Options may be lower if the Company decides to exercise its right, upon the exercise of Options, to issue or transfer Ordinary Shares to Mr. Gilad only at the value of the benefit.

Reasons for the Proposal

For the past seven years, Mr. Gilad has played a key leadership role in ICL as our Chairman of the Board. During this period, he devoted approximately 50% of his working hours to the affairs of the Company in the form of management services under the Management Agreement between Israel Corporation and the Company. As described above, as Executive Chairman, Mr. Gilad will increase his commitment to ICL to 80% of his working time and assume responsibility for significant areas. It is noted that, pursuant to the terms of the Amended Management Agreement, if the new compensation terms of Mr. Gilad, as more fully described above, is approved, then commencing from the date of the Meeting the annual management fees to be paid by the Company to Israel Corporation will be reduced by $2,500,000. All compensation terms described above are in accordance with the Compensation Policy.

The Compensation Committee and Board of Directors commissioned a leading international consulting firm, which prepared a report on the terms of compensation of active chairmen of the boards in U.S. peer companies, as defined in the Company's Compensation Policy5. The proposed compensation of Mr. Gilad is slightly lower that the mid-point of the range provided in the report.

The Compensation Committee and Board of Directors noted in their approval the importance of ensuring Mr. Gilad's continued leadership at the Company, given its scope and complexity, the challenging business and regulatory environment of the Company and the impressive knowledge, experience, skills and track record of Mr. Gilad. In particular, they noted that the purpose of the proposed bonus plan and equity grant is to motivate Mr. Gilad to seek to enhance long-term shareholder value by aligning his interests with those of our shareholders. In light of all of the above, the Compensation Committee and Board of Directors stated that the proposed compensation of Mr. Gilad is in the best interests of the Company and our shareholders.

Required Approval

A controlling shareholder has a personal interest in the compensation of Mr. Gilad. As a result, pursuant to the Companies Law, the approval of the compensation of Mr. Gilad requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution are voted in favor thereof or (ii) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution who voted against it does not exceed two percent of the outstanding voting power in the Company. The Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has such a personal interest. Otherwise, the shareholder is not eligible to vote on this proposal. See Item 1 under “Required Approval” for a discussion of personal interests and voting procedures.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the compensation terms of our Executive Chairman, Mr. Nir Gilad, all as described in Item 2 of the Proxy Statement, be, and the same hereby are, approved.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

5 Note than an equivalent position is not customary in such peer companies.

POSITION STATEMENTS

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an item on the agenda of the Meeting to Millennium Tower, 23 Aranha Street, P.O. Box 20245, Tel Aviv, 61202 Israel, Attn.: Corporate Secretary, no later than June 5, 2015. Any position statement received will be submitted on a Form 6-K with the SEC and the ISA.

UPDATES

If we determine that an update is required for an item on the agenda, we will publish such update by way of issuing a press release and submitting a Form 6-K to the SEC and the ISA.

By Order of the Board of Directors,

Lisa Haimowitz

Vice President, Global General Counsel

and Corporate Secretary

Dated: May 25, 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Executive Vice President and Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Vice President, General Counsel and Corporate Secretary

Date: May 26, 2015